Exhibit 99.1

AVG Announces First Quarter 2015 Financial

Results

Company Delivers Double-Digit Revenue Growth and Surpasses 200 Million Monthly Active Users;

Reaffirms Full-Year 2015 Guidance

AMSTERDAM, April 29, 2015 — AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 202 million active users, today reported results for the first quarter ended March 31, 2015.

Key highlights

•	Subscription revenue grew 21 percent to $81.6 million

•	Total monthly active users surpassed 200 million, with mobile users growing 29 percent over last year to 104 million

•	Q1 revenues increased 10 percent over the same period last year; adjusting for foreign exchange movements, Q1 revenues grew over 12 percent

First quarter 2015 financial results

Revenue for the first quarter of 2015 was $102.8 million, compared with $93.5 million in the first quarter of 2014. Non-GAAP net income for the first quarter of 2015 was $23.9 million, or $0.46 per diluted ordinary share. This compares with non-GAAP net income of $30.0 million, or $0.56 per diluted ordinary share for the same period of the prior year1.

GAAP net income for the first quarter of 2015 was $11.9 million, or $0.22 per diluted ordinary share. This compares with net income of $17.9 million, or $0.34 per diluted ordinary share in the prior year’s first quarter.

Operating income was $19.8 million, compared with $24.7 million for the first quarter of 2014. Operating cash flow was $22.2 million for quarter, compared with $32.7 million for the first quarter last year. Non-GAAP free cash flow was $19.9 million for the quarter, compared with $30.0 million for the same period in the prior year.

“Our results of the quarter reflect the continued execution against the initiatives we laid out for you during the repositioning of the company last year,” said Gary Kovacs, CEO of AVG. “Subscription based revenue growth accelerated and now represents approximately 80 percent of the total revenues, providing an increasingly predictable, sustainable and recurring revenue base. Our total active user count has surpassed 200 million, validating our view that the online security industry is undergoing a fundamental shift, with consumers driving much of the change. As we approach the second half of 2015, we believe we will capitalize on this emerging opportunity with our strong user base and realigned focus, and continue to deliver on our objectives.”

(1)	Non-GAAP results for the first quarter of 2015 exclude $3.1 million in share based compensation expense, $6.7 million in acquisition amortization and $0.3 million in charges associated with litigation settlements, $2.0 million in acquisition related charges, $0.8 million in charges related to the unwinding of discounts and changes in fair value and $0.1 million in charges associated with the rationalization of the Company’s global operations, offset against $0.9 million in net reversals of capitalized development charges, as described in the Reconciliation of GAAP measures to non-GAAP measures.

Financial Outlook

Based on information available as of April 29, 2015, AVG is reaffirming the following outlook for fiscal year 2015 as follows:

•	Revenue is expected to be in the range of $410 million to $430 million.

•	Non-GAAP adjusted net income is expected to be in the range of $94.2 million to $99.2 million; non-GAAP diluted EPS is expected to be in the range of $1.80 to $1.90.

•	GAAP net income is expected to be in the range of $48.9 million to $53.9 million; GAAP net income per diluted ordinary share is expected to be in the range of $0.93 to $1.03.

AVG’s expectation of non-GAAP adjusted net income for the fiscal year 2015 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5%. For the purpose of calculating GAAP diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 52.6 million weighted-average diluted ordinary shares outstanding for the full year.

The financial information presented in this press release is not audited or reviewed.

Conference Call Information

AVG will hold its quarterly conference call today at 5:00 p.m. ET/2:00 p.m. PT/ 11 PM CET to discuss its first quarter 2015 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 913 312 1499 (USA and Canada); +44 20 8150 0795 (UK); Conference ID: 1551655.

A live version and replay version of the webcast can be accessed via http://investors.avg.com.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business that we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, non-GAAP adjusted net income and non-GAAP EPS for the fiscal year ending December 31, 2015 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our Location Labs acquisition and other acquisitions; our ability to remediate the material weaknesses and other deficiencies identified in our internal controls or IT systems; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform-derived revenue per thousand searches; potential effects of changes in the applicable search guidelines of our search partners; the status of or changes to our relationships with our partners, including Yahoo!, Google and other third parties; changes in our and our partners’ responses to privacy concerns; our ability to successfully exit the third party search distribution business; our plans to launch new products and online services and monetize our full user base; the performance of our products, including AVG Zen; our ability to attract and retain active and subscription users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the first quarter, ended March 31, 2015 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG is the online security company providing simple, integrated software and services to secure devices, data and people. Over 200 million active users and businesses use AVG’s products and services worldwide.

All trademarks are the property of their respective owners.

Investor relations contacts:
US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Media contacts:
US: Deanna Contreras	Europe: Stephanie Kane
Tel: +1 415 371 2001	Tel: + 44 7817 631016
Email: Deanna.Contreras@avg.com	Email: stephanie.kane@avg.com

Press information: http://now.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	March 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$159,656
Restricted cash	1,995	17,265
Trade accounts receivable, net	35,408	38,870
Inventories	1,030	1,025
Deferred income taxes	21,056	20,654
Prepaid expenses	6,946	8,018
Other current assets	5,926	6,859

Total current assets	211,268	252,347
Non-current restricted cash	16,160	265
Property and equipment, net	18,000	16,659
Deferred income taxes	26,813	25,185
Intangible assets, net	121,835	113,398
Goodwill	245,369	248,306
Investment	160	160
Other assets	7,484	6,811

Total assets	$647,089	$663,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$6,792
Accrued compensation and benefits	16,544	17,425
Accrued expenses and other current liabilities	53,098	85,199
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	2,708
Deferred tax liabilities	568	483
Deferred revenue	166,815	169,493

Total current liabilities	255,652	284,400
Long-term debt, less current portion	222,625	222,236
Deferred revenue, less current portion	34,028	33,237
Deferred tax liabilities	25,613	25,568
Other non-current liabilities	31,974	5,764

Total liabilities	569,892	571,205

Redeemable noncontrolling interest	40,040	40,522

Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(119,957)
Treasury shares	(60,858)	(58,535)
Accumulated other comprehensive loss	(12,814)	(14,933)
Retained earnings	232,662	244,102

Total shareholders’ equity	37,157	51,404

Total liabilities and shareholders’ equity	$647,089	$663,131

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2014	2015
Revenue:
Subscription	$67,290	$81,581
Platform-derived	26,256	21,229

Total revenue	93,546	102,810

Cost of revenue:
Subscription	(8,111)	(12,480)
Platform-derived	(5,401)	(1,332)

Total cost of revenue	(13,512)	(13,812)

Gross profit	80,034	88,998

Operating expenses:
Research and development	(16,447)	(20,677)
Sales and marketing	(22,482)	(28,797)
General and administrative	(16,376)	(19,750)

Total operating expenses	(55,305)	(69,224)

Operating income	24,729	19,774
Other expense, net	(57)	(4,390)

Income before income taxes and loss from investment in equity affiliate	24,672	15,384
Income tax provision	(6,729)	(3,462)

Net income	$17,943	$11,922

Less: Net income attributable to noncontrolling interest	—	(3)

Net income attributable to AVG Technologies N.V.	$17,943	$11,919

Comprehensive income	$17,239	$9,803
Less: Comprehensive income attributable to noncontrolling interest	—	—

Comprehensive income attributable to AVG Technologies N.V.	$17,239	$9,803

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$17,943	$11,919
Redeemable noncontrolling interest	—	(479)

Net income available to ordinary shareholders - basic	$17,943	$11,440

Net income available to ordinary shareholders - diluted	$17,943	$11,440
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.34	$0.22
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.34	$0.22
Weighted-average shares outstanding – basic	52,842,926	51,599,964
Weighted-average shares outstanding – diluted	53,177,489	52,254,969

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
OPERATING ACTIVITIES:
Net income	$17,943	$11,922
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,753	10,750
Share-based compensation	2,812	3,108
Deferred income taxes	4,620	2,941
Change in the fair value of contingent consideration liabilities	91	820
Amortization of financing costs and loan discount	62	430
Loss (gain) on sale of property and equipment	11	(56)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(476)	(10,099)
Net change in deferred revenue	(104)	2,415

Net cash provided by operating activities	32,712	22,231

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(2,717)	(2,302)
Proceeds from sale of property and equipment	161	57
Decrease (increase) in restricted cash	(1,529)	270

Net cash used in investing activities	(4,085)	(1,975)

FINANCING ACTIVITIES:
Debt issuance costs	—	(173)
Repayments of principal on current credit agreement	—	(575)
Repayments of principal on former credit facility	(25,000)	—
Proceeds from exercise of share options	713	1,818
Repurchases of share rights and options from employees	(1,460)	—
Repurchase of own shares	(8,247)	—

Net cash (used in) provided by financing activities	(33,994)	1,070

Effect of exchange rate fluctuations on cash and cash equivalents	(615)	(577)

Change in cash and cash equivalents	(5,982)	20,749
Beginning cash and cash equivalents	42,349	138,907

Ending cash and cash equivalents	$36,367	$159,656

Supplemental cash flow disclosures:
Income taxes paid	$(2,274)	$(1,214)
Interest paid	$(279)	$(3,614)
Supplemental non-cash flow disclosures:
Deferred purchase consideration paid from escrow	$—	$(355)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
Gross profit	$80,034	$88,998
Add back:
- Share-based compensation	3	12
- Acquisition amortization(1)	2,657	2,361
- Other adjustments(2)	—	44

Non-GAAP adjusted gross profit	$82,694	$91,415

Revenue	93,546	102,810

Non-GAAP adjusted gross profit margin	88%	89%

Operating expenses	$(55,305)	$(69,224)
Less:
- Share-based compensation	2,809	3,096
- Acquisition amortization(1)	1,606	4,341
- Other adjustments(2)	2,567	2,099

Non-GAAP adjusted operating expenses	$(48,323)	$(59,688)

Operating income	$24,729	$19,774
Add back:
- Share-based compensation	2,812	3,108
- Acquisition amortization(1)	4,263	6,702
- Other adjustments(2)	2,567	2,143

Non-GAAP adjusted operating income	$34,371	$31,727

Revenue	93,546	102,810

Non-GAAP adjusted operating income margin	37%	31%

Other expense, net	$(57)	$(4,390)
Less:
- Other adjustments(2)	—	—

Non-GAAP adjusted other expense, net	$(57)	$(4,390)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
Net income	$17,943	$11,922
Add back:
- Share-based compensation	2,812	3,108
- Acquisition amortization(1)	4,263	6,702
- Other adjustments(2)	2,567	2,143
- Provision (Benefit) for income taxes	6,729	3,462

Non-GAAP adjusted profit before taxes	$34,314	$27,337

Less: Estimated provision for income taxes(3)	(4,289)	(3,417)

Non-GAAP adjusted net income	30,025	23,920

Weighted-average shares outstanding - diluted (in thousands)	53,177	52,255
Non-GAAP adjusted net income	30,025	23,920

Non-GAAP diluted EPS	$0.56	$0.46

	December 31,	March 31,
	2014	2015
Cash and cash equivalents	$138,907	$159,656
Current portion of long-term debt	(2,300)	(2,300)
Long-term debt	(222,625)	(222,236)

Net debt	$(86,018)	$(64,880)

	Three months ended
	March 31,
	2014	2015
Net cash provided by operating activities	$32,712	$22,231
Less: Payments for property and equipment and intangible assets	(2,717)	(2,302)

Free cash flow(6)	$29,995	$19,929

	Three months ended
	March 31,
	2014	2015
Revenue	$93,546	$102,810
Free cash flow	29,995	19,929

Cash conversion	32%	19%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	March 31,
	2014	2015
Total revenue (trailing 12 months)	$395,933	$383,337
Active users at period end (in millions)(4)	187	202
Average active users (in millions)(5)	169	195

Twelve months trailing revenue per average active user	$2.35	$1.97

Share-based compensation

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
Cost of revenue	$(3)	$(12)
Research and development	(343)	(731)
Sales and marketing	(260)	(549)
General and administrative	(2,206)	(1,816)

Share-based compensation	$(2,812)	$(3,108)

Acquisition amortization

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
Cost of revenue	$(2,657)	$(2,361)
Research and development	(175)	(175)
Sales and marketing	(1,431)	(3,831)
General and administrative	—	(335)

Acquisition amortization	$(4,263)	$(6,702)

Other adjustments

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
Cost of revenue	$—	$(44)
Research and development	(821)	296
Sales and marketing	(115)	(492)
General and administrative	(1,631)	(1,903)

Other adjustments	$(2,567)	$(2,143)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three months ended March 31, 2015 comprised $0.3 million in charges associated with litigation settlements, $2.0 million in acquisition related charges, $0.8 million in charges related to the unwinding of discounts and changes in fair value and $0.1 million in charges associated with the rationalization of the Company’s global operations, offset against $0.9 million in net reversals of capitalized development charges. Other adjustments between GAAP and non-GAAP measures in the three months ended March 31, 2014 comprised $0.8 million in acquisition related charges primarily relating to the PrivacyChoice integration, $0.4 million in charges associated with the rationalization of the Company’s global operations and $1.4 million in charges associated with a litigation settlement.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three months ended March 31, 2015 and 2014. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	As of and after March 31, 2014, active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. The presented comparative active user numbers for the three months ending March 31, 2014 are based on the previous definition of active users. The changes had an immaterial impact.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three months ended March 31, 2015 includes the payment of $1.6 million relating to the other adjustments referred in note 2 above. The free cash flow for the three months ended March 31, 2014 includes the payment of $1.3 million relating to the other adjustments.